                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   REMEC, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   759543200
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Brian T. Daly, Esq.
                          Millennium Management, L.L.C.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100
- ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  August 14, 2006
- ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  759543200
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millenco, L.P.
     13-3532932
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,996,629
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,996,629
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,716,740
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN, BD
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  759543200
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Springview Group LLC
     20-2196675
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    720,111
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           720,111
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,716,740
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  759543200
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Integrated Holding Group, L.P.
     13-3631307
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    720,111
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           720,111
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,716,740
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  759543200
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millennium Management, L.L.C.
     13-3804139
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,716,740
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,716,740
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,716,740
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  759543200
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Israel A. Englander
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,716,740
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,716,740
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,716,740
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------------------------

                                Explanatory Note

Item 1. Security and Issuer.

      The name of the issuer is REMEC, Inc., a California corporation (the "Issuer"). The address of the Issuer's offices is 3790 Via De La Valle, Suite 311, Del Mar, California, 92014. This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Common Stock").

Item 2. Identity and Background.

      (a)-(c), (f). This statement is being filed by Millenco, L.P., a Delaware limited partnership ("Millenco"), Springview Group LLC, a Delaware limited liability company ("Springview"), Integrated Holding Group, L.P., a Delaware limited partnership ("Holding"), Millennium Management, L.L.C., a
Delaware limited liability company ("Millennium Management"), and Israel Englander ("Mr. Englander"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Holding is the managing member of Springview. Millennium Management is the general partner of Holding and Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Holding, by Springview and by Millenco. Mr. Englander is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Springview or Millenco.

      The  business  address  for  Millenco,  Springview,  Holding,   Millennium
Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

      Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

      (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

      Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

      The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was approximately $3,122,400 calculated on an average cost basis (excluding brokerage commissions) by account. The Reporting Persons effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

      The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

      The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

      Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, (i) Millenco may be deemed to be the beneficial owner of 1,996,629 shares of Common Stock, and (ii) Springview may be deemed to be the beneficial owner of 720,111 shares of Common Stock, which represents in the aggregate 2,716,740 shares of Common Stock, comprising approximately 9.4% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 29,048,881 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed as of June 14, 2006.

      Holding, as the managing member of Springview, may also be deemed to beneficially own the 720,111 shares of Common Stock beneficially owned by Springview.

      Millennium Management, as the general partner of Millenco and Holding, may also be deemed to beneficially own the 2,716,740 shares of Common Stock beneficially owned by Millenco and by Springview.

      Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 2,716,740 shares of Common Stock beneficially owned by Millenco or Springview.

      The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Springview.

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 2,716,740 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c) Transactions in Company Common Stock during the past 60 days: None

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in the Reporting Person's account to the extent permitted by debit balances in such account. The Reporting Person generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

      There   are  no   other   contracts,   arrangements,   understandings   or
relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

      Exhibit I:  Joint Filing Agreement,  dated as of August 14, 2006,  by  and
among Millenco, L.P.,   Springview Group LLC,   Integrated Holding Group,  L.P.,
Millennium  Management, L.L.C. and Israel A. Englander.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006

MILLENCO, L.P.

By: Millennium Management, L.L.C.
    its general partner


By:  /s/ Terry Feeney
----------------------------------------
Name:      Terry Feeney
Title:     Chief Operating Officer


SPRINGVIEW GROUP LLC

By: Integrated Holding Group, L.P.,
    its managing member

By: Millennium Management, L.L.C.
    its general partner

By:  /s/ Terry Feeney
---------------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


INTEGRATED HOLDING GROUP, L.P.

By: Millennium Management, L.L.C.
    its general partner

By:  /s/ Terry Feeney
---------------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, L.L.C.


By:  /s/ Terry Feeney
---------------------------------------
Name:      Terry Feeney
Title:     Chief Operating Officer


/s/ Israel A. Englander by David Nolan
pursuant  to  Power of Attorney  filed
with the SEC on June 6, 2005
----------------------------------------
Israel A. Englander

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of REMEC, Inc., a California corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 14, 2006

MILLENCO, L.P.

By: Millennium Management, L.L.C.
    its general partner


By:  /s/ Terry Feeney
----------------------------------------
Name:      Terry Feeney
Title:     Chief Operating Officer


SPRINGVIEW GROUP LLC

By: Integrated Holding Group, L.P.,
    its managing member

By: Millennium Management, L.L.C.
    its general partner

By:  /s/ Terry Feeney
---------------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


INTEGRATED HOLDING GROUP, L.P.

By: Millennium Management, L.L.C.
    its general partner

By:  /s/ Terry Feeney
---------------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, L.L.C.


By:  /s/ Terry Feeney
---------------------------------------
Name:      Terry Feeney
Title:     Chief Operating Officer


/s/ Israel A. Englander by David Nolan
pursuant  to  Power of Attorney  filed
with the SEC on June 6, 2005
----------------------------------------
Israel A. Englander